Contact

www.linkedin.com/in/taylorjsmith
(LinkedIn)
www.looprecur.com (Other)

Top Skills

Product Management
Team Management
User Interface Design

Taylor Smith

COO at Offline
Raleigh-Durham-Chapel Hill Area

Summary

COO for Offline. I focus on keeping things running smoothly, product strategy, and growth planning.

Experience

Offline
COO
February 2017 - Present (5 years 7 months)
Raleigh-Durham, North Carolina Area

(2020 - Present) Building the next $1BN consumer subscription business. Offline is reimagining the way we discover new restaurants in Raleigh, Durham, and Charlotte NC. More cities on the way.

(2014 - 2019) Offline was the fastest growing media company for millennials in Raleigh-Durham, Charlotte and Nashville, reaching over 1 million people each month, and driving over 9 million in local spending each year.

ForwardJS
Co-owner/Organizer
January 2014 - February 2017 (3 years 2 months)
San Francisco Bay Area

Spreading the good word about the future of web technologies.

loop/recur
Owner
July 2010 - February 2017 (6 years 8 months)

At loop/recur, we specialized in building web and mobile applications. Our goal was to complete project while educating our client teams on the best technologies for the project. Our speciality was taking application ideas from wireframes to prototype to MVP and beyond. We built applications for small companies to large enterprises. I was responsible for sales, operations, iOS development and project/product management for all clients.

Previous Clients

Disney

Gamestop

Netgear

Denso

IPSOS

Salesforce

Planned Parenthood

Mod

10 employees

1 million ARR

We also started and ran ForwardJS and Forward Swift conferences in the SF
Bay area until 2018.

House of Genius
SF Organizer
2012 - 2013 (1 year)

With a team of wonderful people, helped manage the San Francisco branch of
House of Genius. Organize events, secure venues and presenters, ensure all
goes smoothly and grow the House of Genius name in the Bay Area.

Blackboard
Director of Accounts & Implementation
April 2005 - July 2010 (5 years 4 months)

I managed a team of account managers that handled training and managed
customer relationships for the largest customers throughout the US. My
main responsibilities included: designing and implementing customer training
programs; internal training on web interface and CRM, and helping design,
test, and implement new features to the core product.

AlertNow acquired by Blackboard

Leadership team

Employee #7

Led account management team of ~15 people across country with 2k
customers

Product team + QA team

Started support dept

Acquired by Blackboard at 65 people

Asymchem
Account Executive
2000 - 2004 (4 years)

Managed and built client relationships with large pharmaceutical companies

Processed small scale pharmaceutical intermediate orders

Attended and organized trade show appearances

_____

Education

North Carolina State University
BS, Chemistry · (1999 - 2003)